As filed with the Securities and Exchange Commission on October 20, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...	Form ...40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.....	No....X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
.........................N/A .........................

Embargo: 07:00 hrs 19 October 2004

Proposed one for six Rights Issue at 308 pence per New Share to Qualifying Shareholders

Summary

Issue and timing

  Net proceeds of £1 billion
  One new share per six existing shares at 308 pence per share
  Represents a 29.5 per cent discount to theoretical ex rights price (TERP) and a32.8 per cent discount to the closing price on 18 October 2004
  Proposed issue of 337.2 million new shares represents approximately 16.7 percent of issued share capital
  Fully underwritten
  Current dividend policy to be maintained
  No EGM required
  Nil paid trading period expected to commence on 20 October 2004
  Dealings in new shares, fully paid expected to commence on 11 November 2004
Rationale
  Increases Prudential's ability to seize opportunities for UK sales growth created bydepolarisation, clearer government policy on savings products and increasedawareness of the need to save.
  Strengthens Prudential's regulatory capital position in anticipation of the EUFinancial Groups Directive effective from 1 January 2005.

Note to shareholders with registered addresses outside the United Kingdom.

Prudential plc is not affiliated with Prudential Financial, Inc., the ultimate holding company of Prudential Insurance Company of America.

Commenting, Jonathan Bloomer, Group Chief Executive of Prudential plc, said:

"This rights issue is about raising capital to grow the UK business. In recent years we have transformed our business in the UK and we are now well positioned to take advantage of the growth opportunities in the market.

As you will have seen from the third quarter new business figures we have announced today, sales are gaining momentum and we now have a much more positive view on future prospects for the UK. It is with this in mind that we have decided to launch our £1 billion rights issue. Aside from the UK growth opportunities, we want to ensure we remain appropriately capitalised going into a new regulatory regime."

Further Details of the Rights Issue

The Board has today announced that Prudential plc ("Prudential" or the "Company") is proposing to raise approximately £1 billion, net of expenses, by the issue of 337.2 million new ordinary shares in the Company ("New Shares") at a price of 308 pence per New Share.

The issue is being made by way of a Rights Issue to Qualifying Shareholders (as defined below) on the basis of one New Share for each six existing ordinary shares in the Company ("Existing Shares") held at the close of business on 15 October 2004 (the "Record Date") and so in proportion to the number of Existing Shares then held (the "Rights Issue").

The Issue Price of 308 pence per New Share represents a 32.8 per cent discount to the closing middle market price of 458 pence per Share on 18 October 2004, the last dealing day before the announcement of the Rights Issue.

The Rights Issue has been fully underwritten.

Information on the Group

The Prudential Group is a leading international financial services group, providing retail financial services and fund management in its chosen markets in the UK, the US and Asia. In the nine months ending 30 September 2004, the Group wrote worldwide Annual Premium Equivalent ("APE") sales of £1.3 billion. As at 30 June 2004, the Group had total funds under management of £170.1 billion.

Reasons for the Rights Issue
Overview

As Prudential's third quarter new business sales for 2004 demonstrate, the performance of its businesses across the Group has been strong. Year-to-date new business sales on an APE basis in the UK and Europe, US and Asia increased by 19%, 18% and 12% respectively compared with the same period in 2003 (at constant exchange rates). The strength of Prudential's businesses and positive developments in a number of its markets represent an opportunity for Prudential to enhance its market position and generate improved returns for its shareholders.

A strong financial position at a Group level will provide increased financial flexibility and allow Prudential to capitalise on these opportunities as they arise.

The majority of the net proceeds of the Rights Issue will be used to provide capital to support Prudential's growth plans for the UK and to fund a potential investment opportunity in Prudential's joint venture in India. The remainder of the proceeds will be used to ensure that Prudential meets the parent company solvency test under the EU Financial Groups Directive ("FGD") that becomes effective from 1 January 2005.

In the UK, Prudential has undertaken a significant restructuring of its business in recent years and believes that it is now well positioned to take advantage of the opportunities presented. Prudential believes that prospects for the UK life insurance industry are improving. The fundamentals underlying the market are strong with demographic trends continuing to drive increased demand for insurance and investment products. Furthermore, the likely effects of certain regulatory changes have become clearer particularly with regard to distribution. Prudential believes that depolarisation will accelerate the ongoing concentration of market share towards the largest life companies.

By the financial year ending 2007, Prudential is targeting a weighted average post-tax Internal Rate of Return ("IRR") of 14% on the capital required to support new business growth in the UK. This target excludes the benefit of profit transfers from its with-profits business.

Changes to the regulatory solvency regime effective from 1 January 2005, in particular the implementation of the FGD, will increase the Group's parent company solvency requirement. Prudential believes that the Group's financial strength remains a core element of its competitive proposition and, accordingly, intends to maintain an appropriate level of parent company capital to meet the FGD requirements on a continuous basis once they become effective.

Opportunities to drive growth

UK market opportunity

The fundamental drivers underlying the UK market are strong. The need to save for retirement is increasingly important, particularly for persons aged over 45, with the shift away from defined benefit pension schemes and the relatively low levels of state pension benefits.

After a period of some uncertainty, the likely effects of certain regulatory changes are emerging in a number of key areas. In particular, Prudential expects the FSA's regulations on depolarisation to drive significant change in the distribution landscape, concentrating sales with a limited number of major product providers. Pensions reforms set to take effect in 2006, are likely to increase the average size of individual pensions contributions, potentially improving the economics of pension provision. In addition, the Government has provided clarity on the Sandler product price cap which has been set at 1.5% .

In recent years, there has been greater concentration of life and pensions sales among the leading companies in the UK. Prudential has been a beneficiary of this trend in its chosen core product areas, particularly annuities, investment bonds and corporate pensions where it enjoys market-leading positions.

Prudential well positioned

During the past three years, Prudential has transformed its UK business to improve performance through greater customer focus, management accountability, cost efficiency, enhanced products and more effective distribution. Prudential has moved from a focus on with-profits products distributed through a direct sales force to a business centred on a range of products distributed through a variety of channels.

In addition, Prudential has been writing an increasing proportion of new business supported by shareholder capital. In 2001, this shareholder-backed business represented 28% of APE sales. In the first nine months of 2004 this had increased to 53%. This is a trend that Prudential expects to continue.

At the same time, Prudential has improved its efficiency, for example, reducing its ratio of expenses (excluding commissions) to assets from 1.24% in 2001 to 0.84% in 2003.

More recently, to meet the anticipated needs of multi-tied independent financial advisers ("IFAs"), Prudential has broadened its product range to include protection products and individual pensions.

Impact of depolarisation on distribution

IFAs continue to be the primary channel for the distribution of life and pension products in the UK. In 2003, over half of the total life and pension sales in the UK market were channelled through IFAs. In recent years, IFAs have been consolidating and, today, approximately half of total IFA sales are written by 30 firms and networks. Prudential believes that depolarisation and the establishment of multi-tie arrangements or ‘panels' with leading IFAs will have an important influence on which insurers ultimately succeed in the UK market.

Under depolarisation the FSA will allow distributors to offer the products of a limited number of providers. Prudential expects that a significant proportion of IFAs who previously operated as ‘whole-of-market' providers will move to a ‘panel' approach whereby they distribute the product range of a select number of life companies. Prudential believes that IFAs will select product providers based on a range of criteria that include strong brand and market reputation, robust investment performance, a competitive and comprehensive product range, financial strength, IFA distribution expertise, provision of automated processes and scale. Prudential believes it scores highly against all of these criteria and it has already been selected as the lead partner in the formation of the multi-tie panel for Sesame, one of the UK's largest IFA networks.

Prudential intends to maintain a flexible approach as the post-depolarisation distribution landscape evolves and notes that this could include capital investment in the development of multi-tie arrangements, where these are projected to create value.

Depolarisation is also expected to have a significant impact on the bank distribution model in the UK, as banks will be able to offer their customers products from a panel of different providers rather than from a single product provider. Prudential expects that a number of existing single-tie relationships will be reviewed and that this represents an opportunity for it to establish further distribution arrangements with certain of the UK's major banking networks. In 2004, Prudential established arrangements with Lloyds TSB and Alliance & Leicester for the distribution of protection products.

Strong Potential To Develop Shareholder-Backed Business

Annuity business

The UK annuity market has been one of the key drivers of the overall life market during recent years. The annuity market has been a particular area of focus in Prudential's UK strategy in recent years and today the Group is a leading provider of annuities in the UK with a market share in the first half of 2004 of 23% in individual annuities and 37% in bulk annuities. Prudential has a large source of annuity business through maturing pensions in its with-profits fund which, to date, has been written in Prudential's with-profits fund. However, Prudential now writes this business in its shareholder-backed business, Prudential Retirement Income Limited.

In addition, shareholder capital has been used to support the annuity business written on behalf of other insurers. The recent agreements with Zurich Financial Services and Pearl Assurance highlight Prudential's capabilities in this area. Shareholder capital is also used to back individual annuities obtained through customers from other insurers exercising their Open Market Option.

Prudential is able to use its strong position to write annuities in bulk for UK defined benefit pension funds. Earlier in the year, Prudential launched two new risk management products which will widen the range of solutions available to pension schemes considering bulk annuity buy-outs. In the first nine months of 2004, Prudential wrote £253 million of bulk annuity premiums in the UK.

Prudential believes that it has developed a strong position in the annuity market based on its (i) investment expertise in asset-liability matching; (ii) mortality risk expertise led by a dedicated actuarial team working with the single largest pool of mortality data in the UK; (iii) recently implemented pricing and administration systems that, today, pay pensions to approximately 700,000 people each month; and (iv) strong brand and its reputation for financial security.

Single premium investment products

Prudential considers it important to have a broad and competitive product range to enhance its multi-tie proposition. Therefore, Prudential believes it should have strong single premium investment products including unit-linked bonds, offshore bonds and with-profits offerings.

Prudential allocated significant capital to support new business growth in its unit-linked bond and offshore bond offerings in the first half of 2004 and according to the Association of British Insurers ("ABI") data achieved market shares of 3% and 10% respectively in these products.

UK corporate pensions

Prudential is a market leader in UK corporate pensions with approximately 500,000 members in existing schemes and 20% of the FTSE 100 companies as clients.

Prudential is the market leader in the provision of pension schemes to the UK public sector where it provides over half of all local authorities with pension schemes and is a joint pension provider to both the NHS and the UK Civil Service. Prudential has recently enhanced its sales process to include automatic enrolment and greater use of worksite marketing to support its leading position with UK corporate pensions schemes and the employee benefit consultants who advise them.

Other UK product initiatives

Despite the recent reduction in size of the UK with-profits market, Prudential believes there is still customer demand for a product offering a smoothed investment return and has recently developed PruFund to provide greater certainty and transparency in the operation of the product. The business will be written in Prudential's life fund.

As an important aspect of enhancing its multi-tie proposition, Prudential has invested in the development of its protection product offering. It has focused on building the e-commerce and automated process capabilities that are required for low-cost processing, which is important for high volume and competitive pricing.

Demographic trends in the UK show that its population is living longer. This presents a financial challenge to many people, whose home may be their single largest asset. Prudential in conjunction with Northern Rock has developed an equity release product which uses the home to provide income while pensioners retain the right to live in the home until the end of their lives. Total sales of equity release products in the UK in 2003 were £1.1 billion, a 60% increase compared to 2002. Prudential is expecting continued strong growth in this market in the future.

Prudential has also established PruHealth, a joint venture with Discovery Holdings of South Africa, the market leader in the South African healthcare market, to develop an innovative UK healthcare product linking health and fitness to the cost of medical insurance plans.

In addition, Prudential has been developing its personal pensions product capability as this is considered to be part of the multi-tie offering. Prudential is targeting high value single premium business.

Target financial performance for new shareholder-backed business

As sales of with-profits products have declined in recent years, the proportion of shareholder-backed business written by Prudential has increased. In the future, as Prudential seeks to broaden its product range, the requirement for shareholder capital is expected to increase further.

By the financial year ending 2007, Prudential is targeting a weighted average post-tax IRR of 14% on the capital required to support new business growth in the UK. This target excludes the benefit of profit transfers from its with–profits business.

Prudential's weighted average post-tax IRR target of 14% by 2007 for new UK business is dependent on the projected business mix as well as the anticipated individual product IRR targets. Prudential's individual target product IRRs for 2007 are: 20% for annuities; 15% for protection products; and 15% for corporate pensions. Prudential has set an IRR target of 8% for unit linked bonds in 2007 although it expects to set a higher target beyond 2007 as the business grows and obtains scale.

As Prudential intends to allocate capital to a wider range of products in the UK, the mix of business Prudential expects to write in the future is likely to lead to some reduction in the new business margin in the UK offset by higher new business premiums.

Growth potential in Asia

The Group will seek to respond positively to changes in local regulations in India to increase the limit on foreign shareholdings in life insurance companies to 49% from the current level of 26%.

Prudential continues to expect its existing Asian businesses to be cash positive from 2006.

Capital Implications of the Financial Groups Directive

Prudential's operating subsidiaries are all adequately capitalised independently in accordance with the regulatory environments in which they each operate. Prudential Group remains well capitalised on its internal economic capital basis.

Recent changes to the regulatory solvency regime encompassing the requirements of the FGD will introduce a new parent solvency test which Prudential is required to calculate. Consequently, Prudential's future capital requirement under these new rules will be more onerous than the capital requirement derived from its own economic capital models or the current regulatory capital regulations.

In 2001, the FSA introduced a parent company solvency test based on the EU Insurance Groups Directive ("IGD"). The aim of the requirement is to calculate the surplus capital available in respect of each of its operations, wherever located, calculated as though those businesses were subject to a local solvency regime equivalent to that of the FSA.

Subsequent changes to this parent solvency regime have been introduced as the FSA has developed its Integrated Prudential Sourcebook. With respect to Prudential, these changes will have the overall impact of making the calculation significantly more onerous. As an example, changes to Prudential's calculation will require the deduction of goodwill associated with the Group's fund management businesses. In addition, with respect to the Group's investment in Egg, rather than use the market value of the 79% stake in the calculation as it has previously, Prudential will in future only include its share of Egg's surplus regulatory capital.

Various other changes to the calculation were introduced as a result of the publication of Consultation Papers (CP) 195 and 204 by the FSA, and in July 2004 by the publication of Policy Statements (PS) 04/16 and 04/20. The former implements the revised FSA basis for calculating the surplus assets of subsidiaries in and outside the UK while the latter implements the FGD. Following all of the changes described above, the Group's projection of its year-end position under the parent company solvency test would be a shortfall in the order of £100 million to £200 million.

Under the FGD, Prudential is classified as a "mixed financial holding company" subject to FGD requirements going forward, rather than to the IGD requirements. This is due to Prudential's ownership of non-insurance related businesses, namely the Group's fund management businesses and its controlling stake in Egg. While the capital requirement for Prudential is similar under both the IGD and the FGD, the parent solvency calculation under the FGD becomes a mandatory regulatory requirement from 1 January 2005.

The FSA has required that the FGD parent company solvency requirements be complied with on a continuous basis starting 1 January 2005, with the result that Prudential will need to maintain an appropriate level of capital at the parent company to accommodate, for example, movements in global foreign exchange rates, interest rates and equity markets or a deterioration in the credit quality of the Group's bond portfolios.

Prudential believes that the Group's financial strength remains a core element of its competitive proposition and, accordingly, intends to maintain an appropriate level of parent company capital to meet the FGD requirements on a continuous basis once they become effective.

The UK life fund had a statutory free asset ratio of 10.7% as at 30 June 2004 and a Realistic Capital Margin ("RCM") cover of 3.9x on an ABI basis as at 31 December 2003, including an inherited estate of more than £6 billion as at that time. Prudential Assurance Company's current financial strength ratings are AA+/Aa1 (as rated by Standard & Poor's and Moody's respectively). In the US, Prudential has risk based capital of approximately 3.9 times the minimum required level as at 30 June 2004 and in Asia solvency levels are maintained in accordance with local regulatory requirements.

Use of proceeds

The majority of the net proceeds of the Rights Issue will be used to provide capital to support Prudential's growth plans for the UK and to fund a potential investment opportunity in Prudential's joint venture in India. The remainder of the proceeds will be used to ensure that Prudential meets the parent company solvency test under the FGD that becomes effective from 1 January 2005. The proceeds will initially be invested centrally within the Group in fixed interest securities.

Financial background

Prudential today announced its new business sales figures for the nine month period ended 30 September 2004; these are available on the Company's website (www.prudential.co.uk).

Dividends

Following completion of the Rights Issue, Prudential intends to maintain its current dividend policy, with future dividend payments per share taking account of the bonus element of the Rights Issue.

Current trading and prospects

Total Group insurance sales were £8.2 billion for the first nine months of the year, up 24% on total Group insurance sales during the first nine months of 2003.

In the first nine months of 2004, the UK and European operations recorded APE sales of £521 million, up 19% on the corresponding period in 2003, reflecting strong sales of corporate pensions, individual annuities and unit-linked and international with-

profits bonds. M&G recorded gross retail fund inflows of £1.2 billion in the first nine months of 2004, an increase of 36% on the corresponding period in 2003 and had net retail fund inflows of £154 million.

Prudential's US operations had APE sales for the first nine months of 2004 of £335 million, which was 18% up on the corresponding period in 2003. The US operations achieved retail sales in the third quarter of 2004 of £902 million, up 22% on the corresponding period in 2003, reflecting increased sales of fixed and equity-linked indexed annuities.

Prudential's Asian operations showed strong momentum during the third quarter of 2004. Overall APE sales of £394 million for the first nine months of 2004 represented growth of 12% on the corresponding period in 2003.

Prudential's businesses continue to show a healthy momentum, building on the strong performance delivered in the first half of the year. With its broad product range and diversified distribution channels, the UK insurance business is well positioned to win customers as the market concentrates towards financially strong companies. Prudential's US operations' 18% year-to-date increase in sales on the corresponding period last year demonstrates that is has the products and the distribution channels to succeed in the US market.

As was mentioned in the Interim Results Announcement, the Board continues to monitor the effect of persistency on Prudential's business, and this is dealt with in more detail in the Third Quarter 2004 New Business Results.

The Board believes Prudential is well positioned to continue to deliver growth in its core markets in the remaining part of the current financial year and beyond.

It should be noted that statements in this section assume constant exchange rates.

Principal terms of the Rights Issue

Subject to the satisfaction of the conditions referred to below, the Board proposes to issue the New Shares in connection with the Rights Issue in order to raise approximately £1 billion net of expenses. The issue price of 308 pence per New Share (the "Issue Price") represents a 32.8% discount to the closing middle market price of 458 pence per Share on 18 October 2004, the last business day before the announcement of the Rights Issue.

The New Shares are being offered by way of rights to shareholders on the register of members of the Company at the close of business on the Record Date (other than certain overseas shareholders) ("Qualifying Shareholders") on the following basis:

One New Share at 308 pence per New Share for every six Existing Shares held and registered in their name at the Record Date. Entitlements to fractions of New Shares will not be allotted to Qualifying Shareholders, but will be aggregated and sold in the market for the benefit of the Company. Accordingly, Shareholders with fewer than six Existing Shares will not be entitled to subscribe for any New Shares.

The latest time and date for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 10 November 2004. The Company has arranged for the Rights Issue to be underwritten in full in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional upon (i) admission of the New Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities ("Admission") becoming effective by not later than 8.00 a.m. on 20 October 2004 (or such later time and/or date as the Company and the underwriters may agree (being not later than 27 October 2004)), and (ii) the underwriting agreement dated 19 October 2004 otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission.

It is intended that provisional allotment letters in respect of the New Shares will be despatched on 19 October 2004 to Qualifying Shareholders who hold their Existing Shares in certificated form at their own risk. It is expected that nil paid rights of Qualifying Shareholders who hold their Existing Shares in uncertificated form within CREST will be credited to their appropriate CREST stock accounts and enabled for trading on 20 October 2004.

We expect Admission to become effective and dealings in the New Shares, nil paid, to commence on 20 October 2004.

The Rights Issue will result in the issue of 337.2 million New Shares (representing approximately 14.3% of the issued share capital of Prudential, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares except that they will not carry the right to receive the interim dividend for the year 2004 of 5.4 pence per share due to be paid on 29 October 2004 to shareholders on the register of members of the Company on 20 August 2004.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement constitute forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Furthermore, these forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and the Company assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

This announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement is not an offer of securities for sale into the United States or in any jurisdiction in which such an offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration. No public offering of the securities will be made in the United States.

This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful. The nil paid rights, the fully paid rights, the New Shares and the provisional allotment letters have not been, and will not be, registered under the applicable securities laws of France, Canada, New Zealand, Switzerland, Spain, Japan or South Africa. Accordingly, unless an exemption under any applicable laws is available, the nil paid rights, the fully paid rights, the New Shares and the provisional allotment letters may not be offered, sold, transferred, taken up or delivered, directly or indirectly, in France, Canada, New Zealand, Switzerland, Spain, Japan or South Africa or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company
By: /signature/
Name: Peter Maynard
Title: Director
Date: October 20, 2004